FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February 2006

                                  EUROSEAS LTD.
                 (Translation of registrant's name into English)

                                  Euroseas Ltd.
                                 Aethrion Center
                           40 Ag. Konstantinou Street
                             151 24 Maroussi, Greece

                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the "Company") on February 8, 2006 announcing its registration statements on Forms F-1 and F-4 have been declared effective and further announcing a cash dividend payable to its shareholders.

                                                                       Exhibit 1
                                                                       ---------

EUROSEAS' ANNOUNCES REGISTRATION STATEMENTS DECLARED EFFECTIVE BY SEC AND DECLARATION OF DIVIDEND
-------------------------------------------------------------------------

Maroussi, Athens, Greece, February 8, 2006

Euroseas Ltd. announced today that the Securities and Exchange Commission ("SEC") has declared effective its F-4 and F-1 registration statements. Euroseas further announced that its Board of Directors declared a dividend $0.06 per share.

F-4 Registration Statement - Merger with Cove
---------------------------------------------

On February 3, 2006, the SEC declared effective Euroseas' F-4 registration statement concerning the proposed merger between Cove Apparel, Inc. (OTCBB:CVAP.OB) and Euroseas' wholly-owned subsidiary, Euroseas Acquisition Company Inc. Under the merger agreement, Cove stockholders will receive 0.102969 shares of Euroseas common stock for each share of Cove common stock owned. On September 26, 2005, four stockholders of Cove representing 67.25% of the outstanding shares of Cove common stock took action by written consent approving the merger. A definitive joint information statement/prospectus describing the merger is being mailed to Cove stockholders on or about February 8, 2006. Until consummation of the merger, Cove's common stock will continue to trade on the OTC Bulletin Board. Upon consummation of the merger, Cove will become a wholly-owned subsidiary of Euroseas and Cove's stock will be de-listed and no longer trade on the OTC Bulletin Board. The merger is subject to customary closing conditions.

F-1 Registration Statement - Resale of Shares Issued in Private Placement
-------------------------------------------------------------------------

In addition, on February 3, 2006, the SEC declared effective Euroseas' F-1 registration statement that registers the re-sale of the Euroseas common stock and shares underlying the warrants issued in connection with Euroseas' $21 million private placement that was consummated on August 25, 2005. In the private placement, Euroseas sold 7,026,993 shares of common stock at a price of $3.00 per share. Investors also received warrants to acquire 1,756,743 shares of common stock at an exercise price of $3.60 per share for a 5 year period. Euroseas is in the process of applying to list its shares of common stock on the OTC Bulletin Board. Once approved, its shares will trade on the OTC Bulletin Board until such time as Euroseas qualifies to list its shares on the Nasdaq National Market.

Declaration of Dividend
-----------------------

On February 7, 2006 the Board of Directors of Euroseas declared a dividend in the amount of $0.06 per share to the shareholders of Euroseas (i) payable on or about March 2, 2006 to those holders of record of common stock of Euroseas on February 28, 2006, and (ii) (A) payable to the stockholders of Cove who are entitled to receive shares of Euroseas in connection with the merger, with such payment being made only to the holders of record of Cove common stock as of the effective date of the merger and such dividend payment being made upon exchange of their Cove shares for shares of Euroseas common stock (assuming such merger is consummated), or (B) payable to Friends Investment Company, Inc. ("Friends") if such merger is not consummated since Friends will be issued the shares that would otherwise been issued in the merger.

Information about Euroseas
--------------------------

Euroseas Ltd. Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens. Euroseas Ltd., through its wholly-owned subsidiaries, owns and operates eight drybulk vessels, including four Handysize bulk carriers, three Handysize containerships, and one Panamax drybulk carrier. Euroseas will continue to operate in the drybulk and container shipping markets, with operations managed by Eurobulk Ltd., an affiliated ship management company. Eurobulk will be responsible for the day-to-day commercial and technical management and operations of the vessels. Eurobulk Ltd. is an ISO 9002:2000 certified ship management company and represents four generations of ship management tradition and expertise of the Pittas family dating back to the late 19th century.

Euroseas' five drybulk carrier vessels have total cargo capacity of 190,904 deadweight tons (dwt) and its containerships have cargo capacity of 66,100 dtw and 4,636 twenty-foot equivalent units (teu). Euroseas employs its vessels in the spot and time charter market and through pool arrangements. Presently, six of its vessels are employed under time charters, one is under voyage charter and one vessel is employed in the Baumarine pool that is managed by Klaveness, a major global charterer in the dry bulk area.

Management. Euroseas is managed by Aristides J. Pittas, its Chairman and CEO. Mr. Pittas has 20 years of experience in senior roles within the shipping industry and was formerly Managing Director and Chairman of Eurobulk, and will remain as its Chairman. Anastasios (Tasos) Aslidis, Ph D, is the Chief Financial Officer of Euroseas, and has over 17 years of experience in the shipping industry and was most recently a partner with Marsoft, an international consulting firm focusing on investment and risk management in the maritime industry. Management of Eurobulk will consist of seasoned persons that have over 100 years combined experience in the shipping business and vessel management. Euroseas also has a Board of Directors which is comprised of individuals with senior experience in shipping and related business areas.

Euroseas Dividend Policy. Euroseas plans to distribute, on a quarterly basis, substantially all available cash flow generated by operations less expenses, debt service, reserves for drydocking expenses, special surveys, and after establishing necessary working capital reserves. Necessary working capital reserves will be determined by the business needs, terms of existing credit facilities, growth strategies, and other cash needs as determined by the Board of Directors, or required by prevailing law.

Select Financial Information on Euroseas. Selected financial information for Euroseas for the six months ended June 30, 2005 is as follows:

                            Six Months Ended
                           June 30 (unaudited)
                           -------------------
                          2004             2005
                          ----             ----
     Gross revenue       $21,321,769      $23,833,736
     Operating income     15,182,539       15,301,112
     Net income           14,910,424       14,763,374

Additional Information And Where To Find It
-------------------------------------------

Euroseas has filed registration statements on Form F-4 and F-1 with the SEC. Stockholders are urged to read the registration statements filed with the SEC because they contain important information. Copies of these documents can be obtained from the SEC's web site at http://www.sec.gov, free of charge.

Safe Harbor Statement
---------------------

This press release contains statements that are forward looking as that term is defined by the United States Private Securities Litigation Reform Act of 1995. These statements are based on current expectations that are subject to risks and uncertainties. Actual results may differ. Readers are referred to Euroseas' most recent reports filed with the SEC.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful under the securities laws of such jurisdiction.

                      Visit our website at www.euroseas.gr

Company Contact:                      Investor Relations - Financial Media:

Tasos Aslidis                         Nicolas Bornozis
Chief Financial Officer               President
Euroseas Ltd.                         Capital Link, Inc.
2693 Far View Drive                   230 Park Avenue - Suite 1536
Mountain Side, NJ 07092               New York, NY 10169
Tel. (908) 301-9091                   Tel. 212-661-7566
E-Mail: aha@euroseas.gr               E-Mail: nbornozis@capitallink.com

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  EUROSEAS LTD.
                                  (registrant)


Dated: February 9, 2006                 By: /s/ Aristides J. Pittas
                                            -----------------------
                                            Aristides J. Pittas
                                            President

02558.0002 #642449